UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 22, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	22 December 2022
Release Number	41/22

BHP AND OZL ENTER INTO SCHEME IMPLEMENTATION DEED

BHP has entered into a Scheme Implementation Deed (SID) with OZ Minerals Limited (OZL) to acquire 100% of OZL by way of a scheme of arrangement for a cash price of A$28.25 per OZL share (Scheme).

The SID confirms the terms of the Scheme and BHP’s non-binding indicative proposal announced on 18 November 2022. The execution of the SID follows the completion of a four-week exclusive due diligence period.

BHP’s offer price of A$28.25 per OZL share corresponds to an enterprise value of A$9.6 billion1 for OZL and represents a significant and attractive premium of:

•	49.3% to OZL’s closing price of A$18.92 per share on 5 August 2022, being the last trading day prior to the initial proposal by BHP; and

•	59.8% to OZL’s 30-day VWAP of A$17.67 per share up to and including 5 August 2022.

OZL Board support

The OZL Board has unanimously recommended that OZL shareholders vote in favour of the Scheme, and each OZL director intends to vote their OZL shares in favour of the Scheme, in the absence of a superior proposal and subject to an independent expert concluding that the Scheme is in the best interests of OZL shareholders.

Overview of the Scheme Implementation Deed (SID)

BHP Lonsdale Investments Pty Limited, a wholly owned subsidiary of BHP Group Limited, and OZL have entered into the SID. The implementation of the Scheme is subject to satisfaction of certain conditions including receipt of approvals from regulators in relevant jurisdictions (including Brazil and Vietnam), an independent expert concluding that the Scheme is in the best interests of OZL shareholders, OZL shareholder approval, Australian court approval, no material adverse change in relation to OZL and no prescribed occurrences occurring. The Scheme is not subject to a financing condition. The conditions of the Scheme are required to be satisfied by 31 August 2023 unless extended by BHP and OZL. The SID also contains customary exclusivity provisions including ‘no shop’ and ‘no talk’ restrictions, and a matching right in favour of BHP in respect of competing proposals. The SID contains a reciprocal break fee regime, payable by BHP and OZL in certain circumstances. The amount of the break fee and reverse break, if either become payable, is A$95 million.

The SID allows for OZL to pay a franked dividend to OZL shareholders of up to A$1.75 per OZL share on or prior to the transaction being implemented, with the cash price of A$28.25 to be reduced by the cash component of any dividends paid by OZL before the date of the implementation of the Scheme.

[1]	Based on OZL’s fully diluted shares on issue of 337.0 million (inclusive of 2.1 million performance rights) as at 22 December 2022 and net debt of A$84 million as at 30 September 2022.

Full details of the conditions of the Scheme and other agreed terms are set out in the SID, a copy of which was released to the ASX by OZL today.

Attractive strategic rationale

BHP CEO Mike Henry said:

“The combination of BHP and OZL’s assets, skills and technical expertise provides a unique opportunity not available under separate ownership, with complementary resources including the Oak Dam exploration prospect and existing facilities within close proximity, backed by BHP’s strong balance sheet, capital discipline and commitment to sustainable development.

We thank the OZL Board and management for their engagement through the due diligence process and look forward to working together to continue to take steps forward to complete the transaction.”

Funding

The cash required by BHP to fund the Scheme will be sourced from a combination of BHP’s existing cash reserves and cash equivalents, and the proceeds of a new loan facility. The total amount of funding available under this facility exceeds the consideration required and all expected costs associated with the Scheme.

Indicative timetable

A Scheme meeting of OZL shareholders is expected to be held in late March / early April 2023 and, if approved by OZL shareholders and the court, the Scheme will be implemented shortly after.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley
Tel: +61 3 9609 3830	Dinesh Bishop
Mobile: +61 411 071 715	Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484	Tel: +44 2078 027 144
Mobile: +44 7786 661 683	Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
Mobile: +56 9 8229 5357	Mobile: +1 (416) 518-6293

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

Follow us on social media

Disclaimer and important notice

Forward-looking statements

This announcement may contain forward-looking statements, including statements regarding the Scheme and related transactions, such as the expected timing and benefits. Words such as ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions identify forward-looking statements. Forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, including those associated with the industries in which BHP and OZL operate. Many of these risks are beyond the control of BHP and its related bodies corporate and affiliates, and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives. It is believed that the expectations reflected in forward-looking statements are reasonable, but they may be affected by a range of variables which could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates. Except as required by applicable regulations or law, BHP assumes no obligation, and does not undertake, to update any forward-looking statements or information regularly in part or whole.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Scheme, OZL’s operations or BHP’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this announcement. To the maximum extent permitted by law, none of BHP, its directors, employees, agents or advisers, nor any other person accepts any liability for any loss arising from the use of this announcement or its contents or otherwise arising in connection with it.

Limitation of information in relation to OZL

To the maximum extent permitted by law, BHP makes no representation or warranty, expressed or implied, as to the fairness, accuracy, correctness, completeness or adequacy of any information relating to OZL in this announcement. Receipt of additional or updated information may change any forward-looking statements concerning OZL in this announcement. OZL may have a different interpretation of the underlying data and release other information to the market.

No offer or solicitation

This communication relates to the Scheme. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Scheme or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: December 22, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary